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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

META GROUP, INC.

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

591002100

(Cusip Number)

Nery Asset Management, LLC
22 South Pack Square
Suite 302
Asheville, North Carolina 28801
Tel. No.: (828) 225-5908
Attention: Chief Operating Officer

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

January 3, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591002100			Page 2 of 5

1.	Name of Reporting Person: Nery Capital Partners, L. P.		I.R.S. Identification Nos. of above persons (entities only): 84-1513454

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.00%

14.	Type of Reporting Person (See Instructions): PN

2

CUSIP No. 591002100			Page 3 of 5

1.	Name of Reporting Person: Michael A. Nery		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.00%

14.	Type of Reporting Person (See Instructions): IN

3

AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed on behalf of Nery Capital Partners, L.P., a Delaware limited partnership (“Nery Capital”), and Mr. Michael A. Nery, the principal of Nery Capital, relating to common shares, $0.01 par value per share (the “Shares”) of Meta Group, Inc., a Delaware corporation (the “Issuer”). Mr. Nery and Nery Capital are collectively referred to as the “Reporting Persons.” This Amendment is being filed by the Reporting Persons to report a recent disposition of Shares, as a result of which the Reporting Persons are no longer the beneficial owners of more than five percent of the outstanding Shares of the Issuer.

Item 5. Interest in Securities of the Issuer

     (a) and (b) As of January 3, 2005, the Reporting Persons are no longer the beneficial owners of any Shares.

     (c) Except for the transactions set forth in Annex A hereto, there have been no transactions effected with respect to the Shares since November 3, 2004 (60 days prior to the date hereof) by any of the Reporting Persons.

     (d) Not Applicable

     (e) As of January 3, 2005, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2005
NERY CAPITAL PARTNERS, L.P.
	By:	/s/ MICHAEL A. NERY
Michael A. Nery, Manager

/s/ MICHAEL A. NERY
Michael A. Nery

ANNEX A

RECENT TRANSACTIONS IN THE SECURITIES OF
THE ISSUER

			Number of
	Date of	Nature of	Shares of Common
For the Account of	Transaction	Transaction	Stock	Price per Share
Nery Capital	1/3/05	SALE	715,000	$9.7877
		(open market)